UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement.
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
SageLink Inc., dba Glyph ("Glyph")

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      February 20, 2017

Physical address of issuer
6 Liberty Square #6070, Boston, MA 02109

Website of issuer
http://glyph.earth

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$291,482.91	$140,954.00
Cash & Cash Equivalents	$101,339.23	$45,991.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$11,298.74	$97,053.00
Long-term Debt	$109,842.84	$12,000.00
Revenues/Sales	$252,867.11	$117,833.00
Cost of Goods Sold	$128,452.85	$19,133.00
Taxes Paid *	$981.97	$450.00
Net Income	($66,759.92)	($190,544.00)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 26, 2021

SageLink, Inc. ("Glyph")



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by Sagelink, Inc., a Delaware corporation ("**Glyph**", the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at https://glyph.earth no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2021.

Forward Looking Statement Disclosure
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Investor is urged to read this Form C-AR and the Exhibits hereto in their entirety.

SageLink, Inc. ("Glyph") is a Delaware corporation, incorporated/formed on February 20, 2017.

The Company is located at 6 Liberty Square #6070, Boston, MA 02109.

The Company's website is https://glyph.earth.

The Company conducts business in Massachusetts.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/glyph

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable

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terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.
We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could

significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

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Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough

capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects - to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C-AR and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C-AR. The Company is prepared to furnish, upon request, a copy of

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the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C-AR AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Glyph is a minimalism company. Our shoes are digitally knitted to be the only pair of shoes a person needs to own. The people who love Glyph are the people who find freedom in owning less. The company has been backed by 500 Startups, Cornell University, and well-known angel investors.

Business Plan

As a direct to consumer shoe company we will continue to focus on online growth by expanding into several digital channels, both paid and inbound. We will also continue to improve our cost of goods sold by negotiating better deals and working with more cost-efficient suppliers as we scale. Additionally, we will build long term brand value by creating content and building a community that revolve around minimalism.

The Company's Products and/or Services

Product / Service	Description	Current Market
Glyph Shoes	A digitally knit shoe that is designed to shape perfectly around every foot.	Direct to consumer

Competition

The Company's competitors include Cole Haan, Tory Burch, Allen Edmonds, Rothy's, Allbirds, and TOMS.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We sell our products on the direct-to-consumer market. Our median customer makes over $130,000 in personal income, and we sell to an even distribution of the population when it comes to age.

Supply Chain

Intellectual Property

Patents and Provisional Patent Applications

Application #	Type	Title	File Date	Country / Organization
29725697	Provisional Patent	Design patent for shoe	2/26/2020	USA / USPTO

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
Registration No. 5,682,113	Class 25: Footwear; shoes made in whole or in part of vegan materials. Class 35: Computerized online ordering services in the field of footwear.	Trademark; Service Mark	04/05/2018	02/19/2019	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.
DIRECTORS, OFFICERS, AND MANAGERS

11

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Pranav Sachdev	CEO & Director, with primary responsibility for finance, marketing, and design	CEO, Glyph / SageLink, Inc. (2017- Present)	MBA, Cornell University; BA, Economics, Trinity College-Hartford
Alan Lau	COO & Director with primary responsibility for operations, manufacturing and logistics	COO Glyph / SageLink, Inc. (2017 – Present)	MBA, Cornell University; BS, Mechanical and Materials Science Engineering, University of California, Davis

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount Outstanding	5,387,204 Outstanding
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following convertible securities:

Type of security	Agreement for Future Equity ("Cornell AFE")
Face Value	$50,000
Voting Rights	None
Anti-Dilution Rights	The AFE holder will have pro rata participation rights that are equivalent to the investors in the next equity financing.
Materials Terms	$3,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	In the event of a Liquidity Event, if there is insufficient If there are not enough funds to pay the Investor and holders of the Crowd SAFE and other SAFEs outstanding at the time (the "Cash-Out Investors"), then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their purchase amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the liquidity price.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 1.667%

* Percentage ownership assumes conversion of Cornell AFE into preferred stock with a 1:1 conversion ratio at a $3,000,000 valuation.

Type of security	Post-Money Simple Agreement for Future Equity ("Angel SAFE I")
Face Value	$56,000
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	$6,000,000 Valuation Cap / 20% Discount Rate
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 0.93%

* Percentage ownership assumes conversion of Angel SAFE I into preferred stock with a 1:1 conversion ratio at a $6,000,000 valuation.

Type of security	Post-Money Simple Agreement for Future Equity ("Angel SAFE II")
Face Value	$165,000
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	$7,000,000 Valuation Cap / 20% Discount Rate
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 2.22%

* Percentage ownership assumes conversion of Angel SAFE II into preferred stock with a 1:1 conversion ratio at a $7,000,000 valuation.

Type of security	Keep-It-Simple-Security ("500 Startups KISS")
Face Value	$150,000
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	The 500 Startups KISS will convert into preferred stock on the next equity financing or at the holder's election or may convert into common shares upon the closing of a corporate transaction. The Company has entered into a Management Rights Letter with the holder. Holder is entitled to receive dividends on an as-converted basis. Holder is entitled to equivalent Major Investor Rights as subsequent investors receiving such rights.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Depending on the Major Investor Rights that are offered to equity investors in subsequent rounds, the 500 Startups KISS investor may receive certain rights that could have the effect of diluting the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6%

* Assumes conversion of 500 Startups KISS into preferred stock prior to the Offering based on terms established in the 500 Startups KISS agreement, which entitle the holder to convert the 500 Startups KISS into an amount of Preferred Stock that is equal to 6% of the Company's total outstanding common shares immediately following such conversion.

The Company has the following debt outstanding:

Type of debt	American Express Business Loan (Term Loan)
Amount outstanding	$ 8,236.38
Interest Rate and Amortization Schedule	5.99% per annum
Description of Collateral	Non-Recourse
Other Material Terms	Interest is assessed on the last day of each loan invoice period until the loan is paid in full. This is the Monthly Interest Charge, which is calculated as follows: • Interest Rate is divided by 12, and then rounded to the nearest one ten-thousandth of a percentage point. This is the **MPR**. • MPR is then multiplied by the unpaid loan balance, and rounded to the nearest penny.
Maturity Date	12/14/2022

Ownership

A majority of the Company is owned by the Company's founders, Pranav Sachdev and Alan Lau.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Pranav Sachdev	2,666,666	49.5%
Alan Lau	2,666,666	49.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

SageLink, Inc. (the "**Company**") was incorporated on February 19, 2017 under the laws of the State of Delaware, and is headquartered in Massachusetts. The Company is a minimalism company that produces digitally knitted shoes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of April 21, 2021, the Company had $177,936.27 in aggregate cash and cash equivalents, leaving the Company with approximately 14 months of runway.

The Company currently has the following outstanding convertible securities: a Keep-It-Simple-Security ("KISS") with face value amount of $150,000; an Agreement for Future Equity ("AFE") with a face value amount of $50,000 and a $3,000,000 valuation cap; seven Simple Agreements for Future Equity ("SAFEs") totaling $56,000, a $6,000,000 valuation cap and 20% discount rate; and five SAFEs totaling $155,000 with a $7,000,000 valuation cap and 20% discount rate.

The Company currently has 10,000,000 authorized shares of its common stock, of which 5,387,204 are issued and outstanding.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit A for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Cornell AFE	$50,000	1	Marketing, Research and Development and Working Capital	06/08/2017	Section 4(a)(2)
Angel SAFE I ($6M Val Cap)	$56,000	7	Marketing, Research and Development and Working Capital	03/8/2019 – 01/05/2020	Section 4(a)(2)
KISS	$150,000	1	Marketing, Research and Development and Working Capital	06/20/2019	Section 4(a)(2)
Angel SAFE II (Seed II $7M Val Cap)	$165,000	5	Marketing, Research and Development and Working Capital	09/18/2019 – 09/1/2020	Section 4(a)(2)

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Pranav Sachdev
1451EDC46A91418...
(Signature)

Pranav Sachdev
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Pranav Sachdev
1451EDC46A91418...
(Signature)

Pranav Sachdev
(Name)

Chief Executive Officer, Director
(Title)

4/26/2021
(Date)

DocuSigned by:
Alan Lau
E298FC4AB7C6458...
(Signature)

Alan Lau
(Name)

Chief Operating Officer, Director
(Title)

4/26/2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Financials

Glyph

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Bank	
1010 SVB Checking x7072	99,214.23
1020 Shopify Holding	1,875.00
1030 Amazon Holding	250.00
1050 PayPal Bank	0.00
1051 Paypal	0.00
Total 1000 Bank	**101,339.23**
Total Bank Accounts	**$101,339.23**
Other Current Assets	
1150 Amazon Receivable	0.00
1400 Inventory	150,771.06
1425 Inventory in transit	37,952.41
Total 1400 Inventory	**188,723.47**
1500 Notes and Short-Term Loans	
1530 Loans to Shareholders	0.00
Total 1500 Notes and Short-Term Loans	**0.00**
1600 Other Current Assets	
1620 Security Deposits	0.00
1690 Uncategorized Asset	0.00
Total 1600 Other Current Assets	**0.00**
1680 Undeposited Funds	0.00
Total Other Current Assets	**$188,723.47**
Total Current Assets	**$290,062.70**
Fixed Assets	
1760 Fixed Asset Computers	
1761 Computers & Equipment - Cost	0.00
Total 1760 Fixed Asset Computers	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
1810 Trademarks	
1811 Trademarks - Cost	1,750.00
1819 Trademarks - A/A	-329.79
Total 1810 Trademarks	**1,420.21**
Total Other Assets	**$1,420.21**
TOTAL ASSETS	**$291,482.91**

Glyph

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2100 Credit Cards	
2110 Alan Chase Business Ink x0977	216.25
2116 Pranav Chase Business Ink 3973	990.00
2118 Alan Amex Marriott	0.00
2120 Loan - Alan Amex	8,236.38
2130 Brex	0.00
2140 Clearbanc	0.00
Total 2100 Credit Cards	**9,442.63**
Total Credit Cards	**$9,442.63**
Other Current Liabilities	
2400 Taxes Payable	
2430 Accrued Sales and Excise Taxes	0.00
2431 Massachusetts Department of Revenue Payable	15.63
2432 New York Department of Taxation and Finance Payable	0.00
Total 2400 Taxes Payable	**15.63**
2510 Gift Certificates Outstanding	250.00
2600 Accrued Expenses	
2620 Interest	1,590.48
Total 2600 Accrued Expenses	**1,590.48**
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$1,856.11**
Total Current Liabilities	**$11,298.74**
Long-Term Liabilities	
2700 Long-Term Liabilities	
2710 Shopify Capital	0.00
2712 American Express Loan	0.00
2714 SBA	78,200.00
2724 Due to Shareholder	31,642.84
Total 2700 Long-Term Liabilities	**109,842.84**
Total Long-Term Liabilities	**$109,842.84**
Total Liabilities	**$121,141.58**
Equity	
3000 Common Stock	
3020 Common Stock - Par Value	53.31
Total 3000 Common Stock	**53.31**

Glyph

Balance Sheet

As of December 31, 2020

	TOTAL
3200 Paid-in Capital	
3210 Agreement for Future Equity	50,000.54
3220 Kiss Notes	150,000.00
3230 SAFE Notes	271,000.00
Total 3200 Paid-in Capital	**471,000.54**
3600 Retained Earnings	-233,952.60
Net Income	-66,759.92
Total Equity	**$170,341.33**
TOTAL LIABILITIES AND EQUITY	**$291,482.91**

Glyph

Profit and Loss

January - December 2020

	TOTAL
Income	
4100 Sales - Online	
4110 Sales - Shopify	312,613.90
4130 Sales - Sezzle	2,136.10
4180 Shipping and Delivery Income - Online	2,607.14
4185 Returns and Allowances - Online	-61,295.03
4190 Discounts & Promos - Online	-3,195.00
Total 4100 Sales - Online	**252,867.11**
Total Income	**$252,867.11**
Cost of Goods Sold	
5000 Cost of Goods Sold - Product	
5010 Cost of Finished Product	41,172.50
5050 Production Testing and Inspection	1,829.56
5090 Inventory Adjustment	3,880.00
Total 5000 Cost of Goods Sold - Product	**46,882.06**
5300 Cost of Goods Sold - Infrastructure	
5320 Payment Processing	10,821.10
5330 Warehouse storage	17,373.36
Total 5300 Cost of Goods Sold - Infrastructure	**28,194.46**
5900 Handling & Delivery	
5910 Freight In COGS	1,369.65
5920 Processing & Freight Out COGS	52,006.68
Total 5900 Handling & Delivery	**53,376.33**
Total Cost of Goods Sold	**$128,452.85**
GROSS PROFIT	**$124,414.26**
Expenses	
6000 Payroll Expense	
6010 Gross Regular Wages	28,200.00
6020 Employer Taxes	2,493.74
6050 Health Insurance	2,091.78
Total 6000 Payroll Expense	**32,785.52**
6400 Professional Fees	
6410 Accounting Services	7,855.94
6420 Legal Fees	6,776.00
6450 Software Development Fees	1,935.15
6490 Other Professional Fees	125.00
Total 6400 Professional Fees	**16,692.09**

Glyph

Profit and Loss

January - December 2020

	TOTAL
6500 Marketing & Advertising	
6510 Marketing	8,915.62
6535 Visual Content Creation	679.96
6555 Online Presence and Media Spend	109,337.57
6576 Marketing Samples	6,287.00
Total 6500 Marketing & Advertising	**125,220.15**
6600 Product Development	
6610 Design Services	396.00
6630 Prototypes	1,271.60
6632 Samples	341.25
Total 6600 Product Development	**2,008.85**
6800 Company and Team Development	
6840 Meals - team	112.79
6870 Training	2,000.00
Total 6800 Company and Team Development	**2,112.79**
7000 Occupancy Expenses	
7010 Rent	1,564.59
7060 Office Supplies	120.09
Total 7000 Occupancy Expenses	**1,684.68**
7100 Infrastructure & Regular Services	
7110 Software & Cloud Subscriptions	5,182.91
7130 Regular Operational Services	111.06
Total 7100 Infrastructure & Regular Services	**5,293.97**
7400 Insurance and Regulatory	
7430 Licenses, Permits & Fees	390.00
Total 7400 Insurance and Regulatory	**390.00**
7500 Finance fees and Related costs	
7520 Bank Fees	430.06
7552 PayPal Fees	0.00
7554 Shopify Fees	0.00
Total 7500 Finance fees and Related costs	**430.06**
8990 Uncategorized Expense	0.00
Total Expenses	**$186,618.11**
NET OPERATING INCOME	**$ -62,203.85**
Other Income	
9000 Other Income	2,500.00
9020 Cash Back Rewards	150.00
Total 9000 Other Income	**2,650.00**
Total Other Income	**$2,650.00**

	TOTAL
Other Expenses	
9200 Other Expenses	
9220 Interest Expense - Debt	6,107.10
** Total 9200 Other Expenses**	**6,107.10**
9500 Tax Expense	981.97
9700 Depreciation & Amortization	
9720 Amortization Expense	117.00
** Total 9700 Depreciation & Amortization**	**117.00**
Total Other Expenses	**$7,206.07**
NET OTHER INCOME	**$ -4,556.07**
NET INCOME	**$ -66,759.92**

Glyph

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-66,759.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1150 Amazon Receivable	0.00
1400 Inventory	-88,625.06
1425 Inventory:Inventory in transit	-72,407.71
1690 Other Current Assets:Uncategorized Asset	0.00
2000 Accounts Payable	44,114.40
2110 Credit Cards:Alan Chase Business Ink x0977	-963.18
2114 Credit Cards:Pranav Amex Blue Business Plus (deleted)	-10,713.83
2116 Credit Cards:Pranav Chase Business Ink 3973	-1,085.10
2118 Credit Cards:Alan Amex Marriott	0.00
2120 Credit Cards:Loan - Alan Amex	8,236.38
2130 Credit Cards:Brex	-4,158.24
2430 Taxes Payable:Accrued Sales and Excise Taxes	0.00
2431 Taxes Payable:Massachusetts Department of Revenue Payable	15.63
2432 Taxes Payable:New York Department of Taxation and Finance Payable	-2,506.49
2510 Gift Certificates Outstanding	125.00
2620 Accrued Expenses:Interest	1,590.48
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-126,377.72**
Net cash provided by operating activities	**$ -193,137.64**
INVESTING ACTIVITIES	
1819 Trademarks:Trademarks - A/A	117.00
Net cash provided by investing activities	**$117.00**
FINANCING ACTIVITIES	
2710 Long-Term Liabilities:Shopify Capital	-12,000.00
2712 Long-Term Liabilities:American Express Loan	0.00
2714 Long-Term Liabilities:SBA	78,200.00
2724 Long-Term Liabilities:Due to Shareholder	0.00
3210 Paid-in Capital:Agreement for Future Equity	0.54
3230 Paid-in Capital:SAFE Notes	195,000.00
Net cash provided by financing activities	**$261,200.54**
NET CASH INCREASE FOR PERIOD	**$68,179.90**
Cash at beginning of period	33,159.33
CASH AT END OF PERIOD	**$101,339.23**